October 3, 2025

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division Department of Justice and Public Safety (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Nova Scotia Securities Commission
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities Nunavut
Office of the Superintendent of Securities (Northwest Territories)

Dear Sirs/Madams:

Re: Vizsla Silver Corp. (the "Company")

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated October 3, 2025 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Deloitte LLP.

Yours very truly,

Chartered Professional Accountants

Vancouver, BC

MNP LLP
Suite 2400 - 609 Granville Street, PO Box 10203 LCD Pacific Centre, Vancouver B.C., V7Y 1E7	1.877.688.8408 T: 604.685.8408 F: 604.685.8594
MNP.ca